Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Hughes Electronics
Commission File No. 0-26035
Date:  October 29, 2001

FOR RELEASE:  October 28, 2001

GM’s Hughes Electronics to Merge With EchoStar
Communications

  Stockholders and Consumers Benefit As Combined Hughes-EchoStar Provides Meaningful Competitor To Cable TV Companies

NEW YORK — General Motors Corp. and its subsidiary Hughes Electronics (NYSE: GM, GMH) together with EchoStar Communications Corporation (NASDAQ: DISH), today announced the signing of definitive agreements that provide for the spin-off of Hughes from GM and the merger of Hughes with EchoStar.

The combined company would use the EchoStar name and adopt the DIRECTV brand for its services and related products. The merger would create the nation’s second-largest pay television platform with more than 16.7 million subscribers, of which 1.8 million subscribers are National Rural Telecommunications Cooperative (NRTC) and affiliates, and 14.9 million subscribers are owned-and-operated by the combined company. Cable TV companies presently control more than 80 percent of the U.S. pay television market, while a combined EchoStar-Hughes would provide service to about 17 percent of the market.

The spin-off of Hughes from GM would result in current holders of Class H common stock receiving one share of new Hughes Class C common stock in exchange for each share of Class H stock held prior to the spin-off. The merger of Hughes and EchoStar would result in Hughes being the surviving entity and taking the name EchoStar Communications Corp. Holders of Class A EchoStar common stock prior to the merger would receive 1.3699 shares of the new EchoStar in exchange for each share of Class A EchoStar common stock held prior to the merger. Based on the closing price of EchoStar common stock of $25.26 on Oct. 26, 2001, the transaction would provide a value of approximately $18.44 per GMH share, representing a 20-percent premium. As of Oct. 26, 2001, the implied market capitalization of Hughes was approximately $21.3 billion and the market capitalization of EchoStar was approximately $12.1 billion.

The transaction is expected to require approximately $5.5 billion of total financing, which EchoStar expects to fund in the capital markets prior to closing. Completion of this financing has been backstopped by a bridge commitment of approximately $2.75 billion from Deutsche Bank, and a bridge commitment of approximately $2.75 billion from General Motors, the latter of which the parties plan to replace with a commitment from one or more other leading financial institutions in the near future. The GM bridge commitment is secured by a pledge of $2.75 billion of EchoStar stock held by a trust controlled by EchoStar Chairman and Chief Executive Officer Charles Ergen.

The transaction is subject to a number of conditions, including approval by a majority of each class of GM shareholders - GM $1-2/3 and GM Class H - voting both separately as distinct classes, and also together as a single class. Approval of the majority of EchoStar’s voting shares has already been given by written consent. The proposed transaction also is subject to regulatory clearance under the Hart-Scott-Rodino Act and approval by the Federal Communications Commission. The transaction is also contingent upon the receipt of a favorable ruling from the Internal Revenue

Service that the separation of Hughes from GM will qualify as a tax-free spin-off for U.S. Federal Income Tax purposes. The transaction is currently expected to close in the second half of 2002.

“This transaction provides significant benefits to Hughes, EchoStar, millions of present and future DIRECTV customers, and shareholders of both GM and EchoStar,” said GM President and Chief Executive Officer Rick Wagoner. “We’ve said all along that we wanted to structure an agreement that would provide continued strong growth at Hughes and maximum value for both GM and GM Class H shareholders. This transaction achieves these objectives.”

Strong Growth Prospects and Significant Synergies

“This is an extremely compelling combination for GM, GMH and EchoStar shareholders,” Ergen said. “The combination of EchoStar and Hughes is expected to generate very substantial synergies utilizing the advantages of direct-broadcast satellite television, cost savings from the elimination of costly duplicate satellite bandwidth and infrastructure, and strong management offering more effective fundamental business practices. The new company would also have enhanced scale to compete more effectively against the dominant U.S. cable and broadband providers - a critical factor given increasing consolidation in the cable industry.”

“U.S. consumers also would benefit from the combined company’s ability to increase significantly the number of markets served with local channels via satellite, provide additional channel offerings, increase high-definition TV (HDTV) offerings and accelerate the introduction of next-generation high-speed Internet services,” Ergen continued. “Together, EchoStar’s DISH Network and Hughes’ DIRECTV also can provide a range of services that would bridge the ‘digital divide’ - providing high-speed broadband solutions to consumers and businesses. Importantly, these services would be available in rural areas otherwise far from the information superhighway at rates which the company is prepared to assure regulators would be competitive.”

“Hughes and its operating companies would be well positioned to thrive as part of this merged company,” said Jack A. Shaw, chief executive officer of Hughes. “DIRECTV would enjoy significant cost efficiencies and better use of its assets. Hughes Network Systems would play a key strategic part in the growth of satellite-delivered broadband. PanAmSat would have continued growth opportunities. And DIRECTV Latin America would benefit from the synergies of the larger combined company,” Shaw said.

The new company, which would retain the EchoStar name but would use the DIRECTV brand for consumer offerings, would be based in Littleton, Colo., and would employ approximately 20,000 people and serve more than approximately 14.9 million direct-broadcast satellite TV customers. EchoStar and Hughes have pledged that the merger would not cause disruption of service or additional expense to existing customers of either DIRECTV or DISH Network service.

The new EchoStar would be led by Ergen as chairman and chief executive officer. The board of directors would consist of nine members, five of whom would be independent directors.

Ergen added, “I think it is significant that EchoStar and Hughes have agreed to a fair and balanced process for identifying the most qualified people from both companies in order to select the best person for every job, regardless where they worked prior to the merger. This is a key provision that Hughes management felt strongly about and to which EchoStar readily agreed.”

A transition team made up of Shaw and DIRECTV Chairman and CEO Eddy Hartenstein from Hughes, as well as Ergen and EchoStar President Michael Dugan will assure a smoother and orderly process.

Significant Proceeds for GM

As part of the transaction, General Motors would receive up to $4.2 billion in cash for redemption of part of its economic interest in Hughes. Pro forma for the cash redemption (assuming illustratively a price of $18.44 based on the implied deal value), GM Class H shareholder would own approximately 53 percent of the combined company, EchoStar’s shareholders would own approximately 36 percent, and GM would own approximately 11 percent. In addition, prior to the transaction, GM would seek to exchange up to 100 million shares of GM Class H common stock (or after the transaction 100 million shares of EchoStar common stock) for GM outstanding debt, which would further improve GM’s net liquidity position.

“This transaction offers substantial financial benefits now and over the long term for GM $1-2/3 and GM Class H shareholders,” Wagoner said. “GM Class H shareholders would receive a significant premium on their investment. For GM $1-2/3 shareholders, GM expects to receive $4.2 billion in cash, and would retain a significant investment in the merged company.”

GM intends to file a registration statement in connection with the transaction and mail a proxy statement/prospectus to both GM and GM Class H stockholders in connection with the transaction. Investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about GM, Hughes and the transaction.

EchoStar Communications Corp. and its DISH Network provide state-of-the-art direct-broadcast satellite TV service that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, visit www.dishnetwork.com

HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks and global video and data broadcasting.

Hughes Network Systems, a unit of Hughes Electronics Corporation, is the world’s leading provider of broadband satellite network solutions for businesses and consumers, with over 400,000 one- and two-way systems installed in more than 85 countries. Headquartered in Germantown, Maryland, USA, HNS maintains sales and support offices worldwide. To learn more about HNS and DIRECWAY, please visit www.hns.com or www.direcway.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10 million customers.

DIRECTV and the Cyclone Design logo are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. Visit DIRECTV on the World Wide Web at DIRECTV.com.

General Motors, the world’s largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide. In 2000, GM earned $5 billion on sales of $183.3 billion, excluding special items. It employs about 372,000 people globally. GM also operates one of the largest and most successful financial services companies, General Motors Acceptance Corp. (GMAC), which offers automotive, mortgage and business financing and insurance services to customers worldwide. GM is investing aggressively in digital technology and e-business within its global automotive operations and through such initiatives as e-GM, GM BuyPower, and OnStar. More information on General Motors can be found at www.gm.com.

#  #  #

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM’s 2001 annual meeting of shareholders. Participants in GM’s solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM’s 2001 annual meeting:

John M. Devine Vice Chairman and CFO, General Motors
Jack A. Shaw Chief Executive Officer, Hughes
Roxanne S. Austin Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines Corporate VP and CFO, Hughes

Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

EchoStar and certain of its executive officers may be deemed to be “participants” in GM’s solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar’s 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this filing contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. (“GM”), EchoStar Communications Corporation (“EchoStar”), Hughes Electronics Corp. (“Hughes”), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                                 [EchoStar Logo]

                                  [Hughes Logo]

                             A Powerful Combination

Safe Harbor

Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such
forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of
General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"),
Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10)
an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12)
changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and
Exchange Commission. You are urged to consider statements that include the words
"may," "will," "would," "could," "should," "believes," "estimates," "projects,"
"potential," "expects," "plans," "anticipates," "intends," "continues,"
"forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                              [General Motors Logo]

R. Wagoner
CEO and President, General Motors

A Powerful Combination

o    Win / Win / Win transaction for
     all shareholders

o    Creates strong competitor
     to cable

o    Substantial benefits to consumers

o    Full support from GM and Hughes
     management teams

What's In It For Shareholders?

GMH Shareholders                  GM $1 2/3 Shareholders
----------------                  ----------------------
o    Significant premium (20%     o    Improved liquidity
     at 10/26 prices)
                                  o    Equity in a growth
o    Excellent partner with            company
     proven track record
                                  o    Tax-free transaction
o    Sufficient capital to
     grow the business            o    Management focus on core
                                       business
o    Significant subscriber
     base

o    Substantial potential
     synergies

                                 Opening Remarks

J. Shaw
CEO, Hughes

                                  [Hughes Logo]

E. Hartenstein
Chairman and CEO, DirecTV

                                     Hughes
--------------------------------------------------------------------------------
     100%                 75%                100%              81%

    DirecTV             DirecTV         Hughes Network      PanAmSat.
                     Latin America         Services

$5.5-5.6B Revenues   $0.7B Revenues     $1.3B Revenues    $0.9B Revenues

8.7M Owned-and-      1.6M Subscribers   Satellite         Publicly Traded
Operated                                Broadband         ($3.4B Market Cap)
Subscribers          DTH Service        Services
                                                          21 Satellites
DTH Service
                                                          Satellite Services

Note: Revenues and subscribers are 2001E figures.

Building on Recent
Operating Momentum

Hughes 3Q01 Results

Revenue: $2,103M

EBITDA: $141.8M*

[Bar chart showing subscriber growth (in millions of subsribers) from 1994 to
2001E.

                            Rapid Subscriber Growth

Total Subscribers (M)

0.4         1.2      2.3     3.3      4.5      8.0      9.5      10.6
---------------------------------------------------------------------
'94         '95      '96     '97      '98      '99      '00      '01E

Key Financial Metrics

o Hughes Revenue: Up 24.6% year-over-year

o Hughes EBITDA: Up 31.4% year-over-year

o 425,000 net subscriber adds in the U.S.

[Pie chart showing Hughes' U.S. industry-leading Average Revenue
Per User of $56 allocable $4 to Programming Packages, $43 to
Pay-Per-View and $9 to Other]

*Excludes one-time charge

Transaction
Summary

C. Ergen
Chairman and CEO, EchoStar

A Powerful Combination

          Hughes                   EchoStar

o    100% digital nationwide platform with more than 16.7 million subscribers
     (including 14.9 million owned-and-operated)

o    Creates stronger competitor to large, U.S. cable and
     broadband providers

o    100 million U.S. households offer powerful growth
     opportunity

o    Leverages already compelling DBS economics

o    Substantial synergy opportunities--both costs and revenues

o    Superior management team with proven success

Transaction Summary

o    Hughes and EchoStar to merge

     -    EchoStar shareholders to receive about 1.37 Hughes
          shares for each EchoStar share

     -    Equivalent to 0.73 EchoStar shares per Hughes share, a
          premium of approximately 20%

o    Immediately before the merger

     -    Hughes redeems up to $4.2 billion of GM's interest in
          Hughes for cash

o    Prior to closing, GM may exchange up to 100 million shares of Class H stock for GM debt securities

o    Fully-committed financing totaling $5.5 billion

Pro Forma Economic Ownership

[Diagram illustrating pro forma economic ownership of Newco (EchoStar): GM Class
H Shareholders (53%), EchoStar Public Shareholders (18%), Charles Ergen (18%)
and GM $1-2/3
Shareholders (11%).]

Note:     Assumes $4.2 billion redemption by GM at an illustrative price of
          $18.44 based upon the implied deal value (Does not include the exchange of up to 100 million GM Class H common stock for GM outstanding debt).

                                  The POWER of
                                 the Combination

                    EchoStar                           Hughes

Multi-Channel TV Providers

By Number of Subscribers (In Millions)

[Bar chart showing number of Subscribers (in millions) of major multi-channel TV providers:

AT&T has 15.1M
while combined with
other companies it
could have between
18.1 and 27.8M         14.9(1)     12.7     8.5 (1)      8.3       6.9        6.4      6.2     5.7         3.0
------------------------------------------------------------------------------------------------------------------
AT&T + Any            Pro Forma    Time     DIRECTV    Comcast   Charter   EchoStar    Cox   Adelphia  Cablevision
Major Cable                       Warner
Pro Forma                         Cable

Note:  Subscribers are as of September 30, 2001, pro forma for all announced transactions. Adelphia, Charter, Comcast and Cablevision are as of June
       30, 2001.
(1)    Excludes 1.8 million NRTC and affiliate subscribers.]

Multi-Channel TV Providers
By Revenue ($ in Millions)

[Bar chart showing revenue ($ in Millions) of major multi-channel TV providers:

AT&T has $9,572,
while combined with
other companies it
could have betwen
$11,864 and $16,648    $9,151     $7,076    $5,452     $5,140     $4,528    $3,714   $3,699   $3,106     $2,292
------------------------------------------------------------------------------------------------------------------
AT&T + Any            Pro Forma    Time     DIRECTV    Comcast   Charter   EchoStar   Cox    Adelphia  Cablevision
Major Cable                       Warner
Pro Forma                         Cable

Note:     Revenue figures reflect core cable or DBS revenue for the pro forma quarter ended September 30, 2001, annualized, except for Adelphia,
          Charter, Comcast and Cablevision which are as of June 30, 2001.]

                           EchoStar / Hughes vs. Cable

Keys to Success                         Who Has the Advantage?
---------------                         ----------------------

Fattest pipe                                 Satellite

Nationwide footprint                         Satellite

Cost per home passed                         Satellite

100% Digital quality                         Satellite

Channel capacity                             Satellite

Plant upgrades                               Satellite

Customer service                             Satellite

Incumbency                                    Cable

Broadband                                       ?

                         Substantial Potential Synergies

[Pie chart showing that Cost Savings account for 57% and revenues account for
43% of synergies.]

Total estimated annual synergies of $5 billion by 2005; approximately $50 billion in total.

Estimate of Potential
Cost Synergies
($ in Millions)

                                                                  Estimated 2005
                            Assumption                               Synergies
--------------------------------------------------------------------------------
Reduced SAC                 Standardization of set-top boxes         $900-1,200
                            Increased production volumes
                            $125 / Gross add (blended)
Reduced Churn               0.3% reduction                              750-850
                            Increased services and higher
                            customer loyalty
Reduced Programming Costs   5% cost reduction in 2002                   600-700
                            Additional 5% reduction thereafter
Reduced G&A                 Elimination of duplicative overhead         400-450
--------------------------------------------------------------------------------
Subtotal - Cost Synergies                                         $2,650-$3,200*

Note: Excludes approximately $75-125 million of CapEx synergies.

Estimate of Potential
Revenue Synergies
($ in Millions)

                                                           Results
                                                     -------------------    Estimated 2005
                      Assumption                     Subs   ARPU   Churn      Synergies
--------------------------------------------------------------------------------------------
Advertising      Incremental revenue                  Up     Up    Down         $900-$1,000
                 Interactive o $30 / Year by 2005

Local Service    Approx. 60 new markets               Up     Up    Down             700-800
                 $5.99 / month

Digital Divide   Offer broadband to more areas        Up     Up    Down             250-300
                 ARPU from $70 down to $55

VOD / PPV        Offer more content                   Up     Up    Down              75-125
                 Additional 0.5 buy / month
                 $3.99 / buy

HDTV             More content, $10 / month            --     Up    Down              50-100
--------------------------------------------------------------------------------------------
Subtotal - Revenue Synergies                                                  $1,975-$2,325*
--------------------------------------------------------------------------------------------

Note:  Excludes approximately $625 million of cost to swap boxes, which is non-recurring.

Pro Forma Leverage

                          Total Debt    Basic Subs      Total Debt /
                             ($M)          (M)           Subscriber
                          ----------    ----------      ------------
AT&T                       $17,202         15.1            $1,139
Comcast                     11,699          8.3             1,410
Charter                     15,571          6.9             2,243
Cox                          9,114          6.2             1,478
Adelphia                    13,061          5.7             2,291
Cablevision                  7,667          3.0             2,556
                                                        ------------
   Average                                                 $1,853

EchoStar / Hughes                                        $700-800

Note:  Total debt includes convertible notes. All statistics are as of June 30,
       2001. Subscribers are pro forma for all announced swaps. AT&T, Adelphia and Cablevision debt per Wall Street estimates.
       EchoStar / Hughes total debt per subscriber estimate is as of 9/30/02.

Road Map to Completion

          Proposed Process                     Expected Timing
-------------------------------------          ---------------
o  Execution of Definitive Agreements             Immediate

o  GM and GMH Shareholders Meeting                 4 Months

o  Receive Regulatory Clearances                 9-12 Months

   - DOJ, FCC
   - Various state approvals

o  Close Transaction                             9-12 Months

A Powerful Combination

               Hughes                          EchoStar

o  100% digital nationwide platform with more than 16.7 million subscribers
   (including 14.9 million owned-and-operated)

o  Creates stronger competitor to large, U.S. cable and broadband providers

o  100 million U.S. households offer powerful growth opportunity

o  Leverages already compelling DBS economics

o  Substantial synergy opportunities--both costs and revenues

o  Superior management team with proven success

       In connection with the proposed transactions, General Motors, Hughes and
EchoStar intend to file relevant materials with the Securities and Exchange
Commission, including one or more Registration Statement(s)on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class
H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website,
www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors.
Such documents are not currently available.
       General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM 's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders.
Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM 's
2001 annual meeting:

John M. Devine        Vice Chairman and CFO, General Motors
Jack A. Shaw          Chief Executive Officer, Hughes
Roxanne S. Austin     Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein   Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines     Corporate VP and CFO, Hughes

       Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM
Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915
GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and
860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM
$1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within
60 days of October 15,2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of
October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr.
Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.
       Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a
severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.
       EchoStar and certain of its executive officers may be deemed to be
"participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for
EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of
GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

       Materials included in this filing contain "forward-looking statements"
within the meaning of the Private Securities Litigation Reform Act of 1995. Such
forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of
General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"),
Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1)the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10)
an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would,"
"could," "should," "believes," "estimates," "projects," "potential," "expects,"
"plans," "anticipates," "intends," "continues," "forecast," "designed," "goal,"
or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.